Archer Investment Corporation Letterhead

                                Letter Agreement

                               September 14, 2005

To:   Unified Series Trust
      431 North Pennsylvania Street
      Indianapolis, Indiana  46204

Dear Sirs:

      You have engaged us to act as the sole investment advisor to the Archer Balanced Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees on June 13, 2005 (the "Agreement").

      Effective upon the commencement of operations of the Fund through the end of its second fiscal year, we hereby agree to reimburse the Fund's operating expenses and/or agree to reimburse Fund expenses, but only to the extent necessary to maintain the Fund's total annual operating expenses, except brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses at 1.20% of average daily net assets. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.20% expense limitation.

                                    Very truly yours,

                                    Archer Investment Corporation

                                    By:  /s/ Troy Patton
                                         -------------------------------------
                                         Troy Patton, Managing Director

                                   Acceptance

      The foregoing Agreement is hereby accepted.

                                    Unified Series Trust

                                    By:  /s/ Anthony J. Ghoston
                                         -------------------------------------
                                         Anthony J. Ghoston, President